ARCADE ACQUISITION CORP.
c/o Arcade Partners, LLC

62 La Salle Road, Suite 304

West Hartford, Connecticut 06107

May 17, 2007

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-0102

Re:                             Arcade Acquisition Corp.
Registration Statement on Form S-1
File No.  333-140814

Ladies and Gentlemen:

Arcade Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on May 21, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Arcade Acquisition Corp.

By:	/s/ Jonathan Furer
Name: Jonathan Furer
Title: Chief Executive Officer